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                                               Filing Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-82272

                          PROSPECTUS SUPPLEMENT NO. 8

                      (TO PROSPECTUS DATED APRIL 29, 2002)

                              E.DIGITAL CORPORATION

                         645,000 SHARES OF COMMON STOCK


     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

                              PLAN OF DISTRIBUTION

     Pursuant to this prospectus supplement, our company is offering an aggregate of 645,000 shares of our common stock to the following two entities in the amounts and for the consideration as hereinafter described. In connection herewith, we are offering 445,000 shares of our common stock to Davric Corporation, an institutional investor. The common stock will be purchased at a negotiated aggregate purchase price of $133,500, with the purchase price per share equal to $0.30.

     We are also offering 200,000 shares of our common stock to Higham, McConnell & Dunning LLP ("Higham") in consideration for certain legal services previously provided to the company (the "Legal Services"). For purposes of this Prospectus Supplement, we have assumed that the Legal Services have a value of approximately $40,000.

                                 USE OF PROCEEDS

     The net proceeds to us from the sale of 445,000 shares to Davric will be approximately $133,500. We plan to use the net proceeds for general corporate purposes, including:

     - Working capital
     - Capital expenditures
     - Research and development
     - Payment of trade payables and other debt
     - General and administrative expenses

                           MARKET FOR OUR COMMON STOCK

     On November 14, 2002, the last reported sales price of our common shares on the National Association of Securities Dealers OTC Electronic Bulletin Board System was $0.205 per share. Our common stock trades on the over-the-counter market on the National Association of Securities Dealers OTC Electronic Bulletin Board System under the symbol "EDIG."

     As of November 14, 2002 and before the issuance of shares pursuant to this prospectus supplement, we have 140,656,307 shares of common stock outstanding.


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                                  LEGAL MATTERS

     The validity of the securities offered will be passed on for the company by Higham, McConnell & Dunning LLP, Laguna Niguel, California. Higham, McConnell & Dunning LLP owns 240,000 shares of common stock of the company.

                                     GENERAL

     You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.


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     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.  YOU SHOULD PURCHASE SHARES
OF COMMON STOCK ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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          The date of this prospectus supplement is November 18, 2002.








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